SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of registrant’s name into English)
Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of principal executive offices)
    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g 3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form F-3 File No. 333-104577 and Form S-8 File nos. 333-130283 and 333-09874.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE
Date: October 31, 2008	By:	/s/ Stephen Forbes
		Name:	Stephen Forbes
		Title:	Senior Vice-President

Exhibit Index

Exhibit
Number	Description of Document

99.1	News Release Dated October 31, 2008 - CIBC to Withdraw Certain Merit Notes from Listing on NYSE Alternext US